Exhibit 12

L-3 Communications Holdings, Inc.
and L-3 Communications Corporation
Ratio of Earnings to Fixed Charges

	Year-to-Date Ended
	September 24, 2010
	($ in millions)

Earnings:
Income before income taxes	$1,086
Less: Net income attributable to noncontrolling interests	(7)

Income before income taxes after noncontrolling interests	$1,079
Add:
Interest expense	191
Amortization of debt expense	9
Interest component of rent expense	45

Earnings	$1,324
Fixed charges:
Interest expense	191
Amortization of debt expense	9
Interest component of rent expense	45

Fixed charges	$245

Ratio of earnings to fixed charges	5.4	x